WRITTEN STATEMENT OF

RIDGEWOOD ENERGY O FUND, LLC,

RIDGEWOOD ENERGY P FUND, LLC, and

RIDGEWOOD ENERGY Q FUND, LLC

In connection with the response of Ridgewood Energy 0 Fund, LLC, Ridgewood Energy P Fund, LLC, and Ridgewood Energy Q Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated May 16, 2006, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective flings of their amended registration statement on Form

10.

•	Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the flings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Acknowledged this 13th day of November, 2006.

RIDGEWOOD ENERGY O FUND, LLC

By: /s/ Daniel V. Gulino

Name: Daniel V. Gulino

Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY P FUND, LLC

By: /s/ Daniel V. Gulino

Name: Daniel V. Gulino

Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY Q FUND, LLC

By: /s/ Daniel V. Gulino

Name: Daniel V. Gulino

Title: Senior Vice President and General Counsel

JEANNE THOMPSON A Notary Public of New Jersey My Commission Expires May 3, 2007

/s/ Jeanne Thompson